United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Interim Financial Statements

March 31, 2024

(A free translation of the original in Portuguese)

VALE

2

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated interim financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Vale S.A. ("Company") as at March 31, 2024 and the related interim statements of income statement and statement comprehensive income, changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated interim statement of financial position of Vale S.A. and its subsidiaries ("Consolidated") as at March 31, 2024 and the related consolidated statements of income statement and comprehensive income, changes in equity and cash flows for the three-month period then ended, including notes to the interim financial statements.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Vale S.A. and of Vale S.A. and its subsidiaries as at March 31, 2024, and the parent company financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with CPC 21 and IAS 34.

3

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated value added statement for the three-month period ended March 31, 2024. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

Rio de Janeiro, April 24, 2024

PricewaterhouseCoopers Leandro Mauro Ardito

Auditores Independentes Ltda. Contador CRC 1SP188307/O-0

CRC 2SP000160/F-5

4

Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2024	2023	2024	2023
Net operating revenue	4(b)	41,891	43,841	35,198	29,545
Cost of goods sold and services rendered	5(a)	(26,594)	(25,724)	(15,504)	(14,598)
Gross profit		15,297	18,117	19,694	14,947

Operating expenses
Selling and administrative	5(b)	(696)	(615)	(341)	(341)
Research and development		(772)	(723)	(404)	(323)
Pre-operating and operational stoppage	25	(456)	(646)	(441)	(614)
Equity results from subsidiaries	14	-	-	(1,274)	(289)
Other operating expenses, net	5(c)	(1,267)	(1,172)	(912)	(992)
Operating income		12,106	14,961	16,322	12,388

Financial income	6	538	628	230	302
Financial expenses	6	(1,681)	(1,659)	(1,960)	(2,121)
Other financial items, net	6	(1,036)	(1,743)	(340)	(1,385)
Equity results and other results in associates and joint ventures	14 and 24	620	(290)	620	(289)
Income before income taxes		10,547	11,897	14,872	8,895

Income taxes	7	(2,215)	(2,163)	(6,581)	626

Net income		8,332	9,734	8,291	9,521
Net income attributable to noncontrolling interests		41	213	-	-
Net income attributable to Vale's shareholders		8,291	9,521	8,291	9,521

Basic and diluted earnings per share attributable to Vale's shareholders	8
Common share (R$)		1.93	2.14	1.93	2.14

The accompanying notes are an integral part of these interim financial statements.

5

Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2024	2023	2024	2023
Net income		8,332	9,734	8,291	9,521
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		198	(37)	(10)	(5)
Equity results		-	-	208	(32)
		198	(37)	198	(37)

Items that may be reclassified to income statement
Translation adjustments		1,097	(1,070)	872	(895)
Net investment hedge	18(h)	(277)	256	(277)	256
Cash flow hedge	18(h)	-	99	-	2
Equity results		-	-	-	97
Reclassification of cumulative translation adjustment to income statement		254	-	254	-
		1,074	(715)	849	(540)
Comprehensive income		9,604	8,982	9,338	8,944

Comprehensive income attributable to noncontrolling interests		266	38
Comprehensive income attributable to Vale's shareholders		9,338	8,944

Items above are stated net of tax when applicable and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

6

Statement of Cash Flows

In millions of Brazilian reais

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2024	2023	2024	2023
Cash flow from operations	9(a)	22,299	22,460	26,217	14,644
Interest on loans and borrowings paid	9(c)	(923)	(880)	(1,822)	(2,038)
Cash received on settlement of derivatives, net	18(d)	211	195	204	87
Payments related to Brumadinho event	23	(669)	(641)	(669)	(641)
Payments related to de-characterization of dams	25	(591)	(405)	(591)	(405)
Income taxes paid (including settlement program)		(2,505)	(1,755)	(2,220)	(1,530)
Net cash generated by operating activities		17,822	18,974	21,119	10,117

Cash flow from investing activities:
Capital expenditures	4(c)	(6,906)	(5,872)	(5,053)	(4,276)
Payments related to Samarco dam failure		(425)	(402)	(425)	(402)
Additions to investments		(1)	(34)	(78)	(75)
Payments from disposal of investments, net	9(b)	-	(346)	-	(346)
Dividends received from associates and joint ventures		13	-	13
Short-term investment		(212)	(285)	(409)	(492)
Other investing activities, net		13	45	13	4,857
Net cash used in investing activities		(7,518)	(6,894)	(5,939)	(734)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	4,326	1,581	1,802	1,581
Payments of loans and borrowings from third parties	9(c)	(303)	(199)	(253)	(148)
Payments of leasing	22	(205)	(246)	(25)	(62)
Dividends and interest on capital paid to Vale’s shareholders	28(d)	(11,722)	(9,449)	(11,722)	(9,449)
Dividends and interest on capital paid to noncontrolling interest		-	(15)	-	-
Shares buyback program	28(c)	(1,357)	(4,116)	(727)	(2,079)
Net cash used in financing activities		(9,261)	(12,444)	(10,925)	(10,157)
Net increase (decrease) in cash and cash equivalents		1,043	(364)	4,255	(774)
Cash and cash equivalents in the beginning of the period		17,474	24,711	4,193	7,896
Effect of exchange rate changes on cash and cash equivalents		418	(446)	-	-
Cash and cash equivalents at end of the period		18,935	23,901	8,448	7,122

The accompanying notes are an integral part of these interim financial statements.

7

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	21	18,935	17,474	8,448	4,193
Short-term investments	21	221	250	13	14
Accounts receivable	10	11,157	20,317	26,876	37,114
Other financial assets	13	2,097	1,311	1,860	1,107
Inventories	11	25,956	22,679	8,321	8,097
Recoverable taxes	7(e)	4,196	4,355	3,273	3,377
Judicial deposits	26(c)	3,356	2,956	3,356	2,956
Other		1,819	2,146	4,440	4,398
		67,737	71,488	56,587	61,256
Non-current assets held for sale	15(b)	19,834	19,041		-
		87,571	90,529	56,587	61,256
Non-current assets
Judicial deposits	26(c)	3,341	3,861	3,176	3,532
Other financial assets	13	1,680	2,874	1,550	2,697
Recoverable taxes	7(e)	6,915	6,652	4,814	4,574
Deferred income taxes	7(b)	48,460	46,307	39,636	42,268
Other		6,775	6,089	4,323	3,678
		67,171	65,783	53,499	56,749

Investments	14	9,459	9,061	124,740	123,846
Intangibles	16	56,248	56,309	40,249	40,366
Property, plant, and equipment	17	237,584	234,302	143,313	141,409
		370,462	365,455	361,801	362,370
Total assets		458,033	455,984	418,388	423,626

Liabilities
Current liabilities
Suppliers and contractors	12	27,710	25,523	18,239	15,983
Loans and borrowings	21	6,426	3,986	3,051	3,374
Leases	22	961	954	411	406
Other financial liabilities	13	8,525	8,113	20,824	21,802
Taxes payable	7(e)	8,486	6,361	7,679	5,615
Settlement program ("REFIS")	7(c)	2,458	2,071	2,458	2,071
Liabilities related to Brumadinho	23	5,312	5,119	5,312	5,119
Liabilities related to associates and joint ventures	24	4,611	4,050	4,611	4,050
De-characterization of dams and asset retirement obligations	25	5,223	5,011	4,664	4,516
Provisions for litigation	26(a)	585	554	585	554
Employee benefits	27	3,004	4,665	2,123	3,367
Other		2,326	1,827	2,854	2,513
		75,627	68,234	72,811	69,370
Liabilities associated with non-current assets held for sale	15(b)	2,698	2,714		-
		78,325	70,948	72,811	69,370
Non-current liabilities
Loans and borrowings	21	59,763	56,389	15,063	13,016
Leases	22	6,162	6,075	1,012	1,024
Participative shareholders' debentures	20	13,094	13,912	13,094	13,912
Other financial liabilities	13	15,202	16,332	62,824	65,803
Settlement program ("REFIS")	7(c)	7,571	8,343	7,571	8,343
Deferred income taxes	7(b)	4,240	4,210	-	-
Liabilities related to Brumadinho	23	9,147	9,695	9,147	9,695
Liabilities related to associates and joint ventures	24	16,323	17,381	16,323	17,381
De-characterization of dams and asset retirement obligations	25	31,281	32,409	21,249	22,375
Provisions for litigation	26(a)	4,423	4,283	4,156	3,871
Employee benefits	27	6,433	6,688	2,624	2,620
Streaming transactions		9,773	9,499	-	-
Other		1,460	1,495	5,303	5,251
		184,872	186,711	158,366	163,291
Total liabilities		263,197	257,659	231,177	232,661

Equity	28
Equity attributable to Vale's shareholders		187,211	190,965	187,211	190,965
Equity attributable to noncontrolling interests		7,625	7,360	-	-
Total equity		194,836	198,325	187,211	190,965
Total liabilities and equity		458,033	455,984	418,388	423,626

The accompanying notes are an integral part of these interim financial statements.

8

Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	-	190,965	7,360	198,325
Net income		-	-	-	-	-	-	8,291	8,291	41	8,332
Other comprehensive income		-	-	-	-	219	828	-	1,047	225	1,272
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(11,722)	-	-	-	-	(11,722)	-	(11,722)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(1)	(1)
Shares buyback program	28(c)	-	-	-	(1,357)	-	-	-	(1,357)	-	(1,357)
Share-based payment program	27 (a)	-	-	-	8	(21)	-	-	(13)	-	(13)
Balance as of March 31, 2024		77,300	3,634	94,459	(19,088)	(5,633)	28,248	8,291	187,211	7,625	194,836

Balance as of December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894
Net income		-	-	-	-	-	-	9,521	9,521	213	9,734
Other comprehensive income		-	-	-	-	35	(612)	-	(577)	(175)	(752)
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(2,265)	-	-	-	-	(2,265)	-	(2,265)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(21)	(21)
Shares buyback program	28(c)	-	-	-	(4,116)	-	-	-	(4,116)	-	(4,116)
Treasury shares used and canceled	28(b)	-	-	(21,397)	21,527	-	-	-	130	-	130
Share-based payment program	27(a)	-	-	-	-	(127)	-	-	(127)	-	(127)
Balance as of March 31, 2023		77,300	3,634	84,551	(8,264)	(5,368)	28,304	9,521	189,678	7,799	197,477

The accompanying notes are an integral part of these interim financial statements.

9

Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Three-month period ended March 31,
	2024	2023	2024	2023
Generation of value added
Gross revenue
Revenue from products and services	42,432	44,289	35,736	29,997
Revenue from the construction of own assets	1,790	1,546	1,597	1,307
Other revenues	364	476	334	372
Less:
Cost of products, goods and services sold	(8,204)	(9,288)	(5,816)	(5,602)
Material, energy, third-party services and other	(11,011)	(9,908)	(4,614)	(4,582)
Impairment reversal (impairment and disposals) of non-current assets, net	(28)	(19)	39	15
Expenses related to Brumadinho event	(503)	(579)	(503)	(579)
De-characterization of dams	302	-	302
Other costs and expenses	(3,289)	(3,047)	(1,984)	(1,982)
Gross value added	21,853	23,470	25,091	18,946
Depreciation, amortization and depletion	(3,540)	(3,409)	(2,301)	(2,173)
Net value added	18,313	20,061	22,790	16,773

Received from third parties
Equity results	620	(290)	(654)	(578)
Financial result	1,278	(410)	1,469	(688)
Total value added to be distributed	20,211	19,361	23,605	15,507

Personnel and charges
Direct compensation	2,200	1,853	1,313	1,077
Benefits	933	744	799	580
FGTS	133	122	120	110
Taxes and contributions
Federal taxes	3,483	3,452	7,978	713
State taxes	1,359	1,124	1,107	865
Municipal taxes	91	55	73	41
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	3,268	1,967	3,532	2,311
Leasing	412	310	392	289
Remuneration of own capital
Reinvested net income from continuing operations	8,291	9,521	8,291	9,521
Net income attributable to noncontrolling interest	41	213
Distributed value added	20,211	19,361	23,605	15,507

The accompanying notes are an integral part of these financial statements.

10

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

As part of its strategy, Vale also holds investments in energy businesses through associates and joint ventures to meet energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Ore Solutions" and "Energy Transition Metals" (note 4).

Iron Ore Solutions – Comprise iron ore extraction and iron ore pellet production, as well as the North, South, and Southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations.

•	Iron ore: Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.

•	Iron ore pellets: Vale operates six pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products. In 2023, the Company transferred the assets related to this segment to a new entity, "Vale Base Metals Limited”.

•	Nickel: The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Indonesia and nickel refining facilities in the United Kingdom and Japan. In February 2024, the Company signed a definitive agreement related to the divestment obligation in PT Vale Indonesia Tbk ("PTVI"), which will result in the loss of control over this operation (note 15b). Vale also has nickel operations in Onça Puma, located in the State of Pará.

•	Copper: In Brazil, Vale produces copper concentrates at Sossego and Salobo in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).

•	Cobalt, PGM, and other precious metals: The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale Canada also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

11

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

2. Basis of preparation of interim financial statements

The Company's consolidated and individual financial statements (“financial statements”) were prepared and are statements in accordance with CPC 21 – Statement issued by the Accounting Pronouncements Committee (“CPC”), in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All relevant information from the financial projections, and only this information, is being disclosed and specific to that used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2023. Accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on April 24, 2024.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Functional currency and presentation currency

The functional currency of the Parent Company and its subsidiaries in Brazil is the Brazilian real (“R$”), which is the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the main direct subsidiaries operating in an international economic environment is the US dollar (“US$”).

The main exchange rates used by the Company to translate the financial information of subsidiaries with different functional currency are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2024	December 31, 2023	2024	2023
US Dollar ("US$")	4.9962	4.8413	4.9515	5.1963
Canadian dollar ("CAD")	3.6924	3.6522	3.6723	3.8422
Euro ("EUR")	5.3979	5.3516	5.3768	5.5763

3. Significant events and transaction related to the three-month period ended March 31, 2024

•	Acquisition of Aliança Geração de Energia S.A. (“Aliança Geração”) - In March 2024, the Company entered into an agreement with Cemig Geração e Transmissão S.A. ("Cemig GT") for the acquisition of the entire interest held in Aliança Geração, for R$2,700 (US$500 million). Upon completion of the transaction, which is subject to usual conditions precedent, Vale will hold 100% of Aliança Geração’s share capital and will consolidate the entity. Further details are presented in note 15(a) of these interim financial statements.

•	Shareholders remuneration – In March 2024, the Company paid dividends and interest on capital to its shareholders in the amount of R$11,722 (US$2,328 million). Further details are presented in note 28(d) of these interim financial statements.

•	Divestment of PT Vale Indonesia Tbk (“PTVI”) - In February 2024, the Company and Sumitomo Metal Mining Co., Ltd. (“SMM”) signed a definitive agreement with PT Mineral Industri Indonesia (“MIND ID”) to sell a portion of the investment held in PTVI. Upon completion of the transaction, Vale will receive R$800 (US$160 million) for its stake in PTVI. The closing of the transaction is subject to usual conditions precedent and expected to occur in 2024. Further details are presented in note 15(b) of these interim financial statements.

•	Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into an agreement for the acquisition of 15% interest in Anglo American Brasil of which Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of R$787 (US$157.5 million). The closing of the transaction is subject to the usual conditions precedent. Further details are presented in note 15(c) of these interim financial statements.

12

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4. Information by business segment and geographic area

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Committee and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

In 2024, the Company changed its adjusted EBITDA definition to include the “EBITDA from associates and joint ventures”, which is a measure of their “equity results” (note 14) excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) impairments.

Therefore, the Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and results on disposal of non-current assets, net and other. The comparative information in these interim financial statements was restated to reflect this change in the adjusted EBITDA definition.

Additionally, as a result of the reorganization of assets and the governance established for the Energy Transition Metals segment, the “Other” segment was reorganized for a better allocation of direct effects on the Iron Ore Solutions and Energy Transition Metals businesses. These effects were allocated to each segment starting from the period ended March 31, 2024.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Other	Includes corporate expenses not allocated to the operating segment , research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Consolidated
		Three-month period ended March 31,
	Notes	2024	2023 (restated)
Iron ore		12,405	14,015
Iron ore pellets		4,369	3,602
Other ferrous products and services		339	358
Iron Solutions		17,113	17,975

Nickel		86	1,836
Copper		1,406	1,144
Other energy transition metals		(219)	-
Energy Transition Metals		1,273	2,980

Other (i)		(1,373)	(1,662)

Adjusted EBITDA		17,013	19,293

Depreciation, depletion and amortization		(3,540)	(3,409)
Impairment and results on disposal of non-current assets, net and other (ii)		(360)	(204)
EBITDA from associates and joint ventures		(1,007)	(719)

13

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Operating income		12,106	14,961

Equity results and other results in associates and joint ventures	14	620	(290)
Financial results	6	(2,179)	(2,774)
Income before income taxes		10,547	11,897

(i) Includes expenses from Vale Base Metals Limited that were not allocated to the operating segment in the amount of R$239 (US$47 million) for the three-month period ended March 31, 2024.

(ii) Includes adjustments of R$332 (US$67 million) for the three-month period ended March 31, 2024 (2023: R$185 (US$35 million)), to reflect the performance of the streaming transactions at market prices.

b) Net operating revenue by shipment destination

	Consolidated
	Three-month period ended March 31, 2024
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other energy transition metals	Total
China	17,467	-	-	267	458	-	18,192
Japan	2,578	322	2	482	-	-	3,384
Asia, except Japan and China	2,966	193	13	543	314	-	4,029
Brazil	1,630	2,578	717	38	-	14	4,977
United States of America	-	259	-	945	-	-	1,204
Americas, except United States and Brazil	-	600	-	610	301	-	1,511
Germany	337	174	-	479	627	-	1,617
Europe, except Germany	1,195	203	-	833	1,154	-	3,385
Middle East, Africa, and Oceania	33	3,518	-	41	-	-	3,592
Net operating revenue	26,206	7,847	732	4,238	2,854	14	41,891

	Consolidated
	Three-month period ended March 31, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	17,026	-	-	406	284	3	17,719
Japan	2,492	268	-	822	-	-	3,582
Asia, except Japan and China	2,094	213	11	728	227	-	3,273
Brazil	1,876	2,126	545	100	-	128	4,775
United States of America	-	448	-	2,204	-	-	2,652
Americas, except United States and Brazil	5	761	-	741	-	-	1,507
Germany	475	172	-	906	673	-	2,226
Europe, except Germany	1,934	720	-	1,878	1,366	-	5,898
Middle East, Africa, and Oceania	-	2,160	-	49	-	-	2,209
Net operating revenue	25,902	6,868	556	7,834	2,550	131	43,841

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Assets by segment

	Consolidated
	March 31, 2024				December 31, 2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Investments in associates and joint ventures	6,802	-	2,657	9,459	6,525	-	2,536	9,061
Property, plant and equipment and intangibles	188,653	90,090	15,089	293,832	185,789	88,795	16,027	290,611

14

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Three-month period ended March 31,
	2024				2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total

Capital expenditures
Sustaining capital (i)	3,370	1,627	95	5,092	2,659	1,372	149	4,180
Project execution	1,582	190	42	1,814	1,226	374	92	1,692
	4,952	1,817	137	6,906	3,885	1,746	241	5,872

(i) According to the Company's shareholders remuneration policy, dividends are calculated based on 30% of the adjusted EBITDA less sustaining capital investments.

d) Assets by geographic area

	Consolidated
	March 31, 2024				December 31, 2023
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	9,459	47,411	165,595	222,465	9,061	47,551	163,485	220,097
Canada	-	8,827	58,548	67,375	-	8,751	57,563	66,314
Americas, except Brazil and Canada	-	-	19	19	-	-	22	22
Indonesia	-	-	298	298	-	-	285	285
China	-	3	69	72	-	4	71	75
Asia, except Indonesia and China	-	3	3,573	3,576	-	-	3,539	3,539
Europe	-	2	3,331	3,333	-	1	3,281	3,282
Oman	-	2	6,151	6,153	-	2	6,056	6,058
Total	9,459	56,248	237,584	303,291	9,061	56,309	234,302	299,672

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended March 31,
	2024	2023
Services	5,106	4,157
Freight	4,648	3,545
Depreciation, depletion and amortization	3,360	3,182
Materials	3,177	3,072
Personnel	2,742	3,575
Acquisition of products	1,854	2,782
Fuel oil and gas	1,829	2,003
Royalties	1,430	1,207
Energy	838	866
Others	1,610	1,335
Total	26,594	25,724

b) Selling and administrative expenses

	Consolidated
	Three-month period ended March 31,
	2024	2023
Personnel	331	290
Services	171	165
Depreciation and amortization	49	60
Other	145	100
Total	696	615

15

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Other operating expenses, net

		Consolidated
		Three-month period ended March 31,
	Notes	2024	2023
Expenses related to Brumadinho event	23	503	579
Provision for litigations	26(a)	249	159
Profit sharing program		423	284
Impairment and results on disposal of non-current assets, net		28	19
Other		64	131
Total		1,267	1,172

16

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6. Financial results

		Consolidated
		Three-month period ended March 31,
	Notes	2024	2023
Financial income
Short-term investments		401	458
Other		137	170
		538	628
Financial expenses
Loans and borrowings interest	9(c)	(824)	(913)
Interest on REFIS		(137)	(196)
Interest on lease liabilities	22	(71)	(77)
Interest on supplier liabilities		(229)	(196)
Other		(420)	(277)
		(1,681)	(1,659)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(1,867)	(2,494)
Participative shareholders' debentures	20	817	(248)
Derivative financial instruments, net	18(c)	14	999
		(1,036)	(1,743)
Total		(2,179)	(2,774)

7. Taxes

a) Income tax reconciliation

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

From 2024, the Company is subject to OECD Pillar Two model rules in the Netherlands, Switzerland, United Kingdom, Japan and Luxembourg. There was no material impact on these interim financial statements due to this matter.

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Consolidated		Parent Company
	Three-month period ended March 31,
	2024	2023	2024	2023
Income before income taxes	10,547	11,897	14,872	8,895
Income taxes at statutory rate (34%)	(3,586)	(4,045)	(5,056)	(3,024)
Adjustments that affect the taxes basis:
Tax incentives	2,325	2,108	2,263	2,008
Equity results	(34)	(156)	(465)	(260)
Reduction of tax loss carryforward	(855)	(371)	(3,531)	1,378
Reclassification of cumulative adjustments to the income statement	(89)	-	-	-
Other	24	301	208	524
Income taxes	(2,215)	(2,163)	(6,581)	626
Current tax	(3,629)	(1,133)	(3,273)	(784)
Deferred tax (i)	1,414	(1,030)	(3,308)	1,410
Income taxes	(2,215)	(2,163)	(6,581)	626

(i) Includes R$53 (US$11 million) related to deferred tax liabilities of PT Vale Indonesia Tbk ("PTVI"), which is classified as held for sale (note 15b).

17

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2023	46,307	4,210	42,097
Effect in income statement	1,209	(258)	1,467
Other comprehensive income	677	87	590
Transfer between assets and liabilities	152	152	-
Translation adjustment	115	49	66
Balance as of March 31, 2024	48,460	4,240	44,220

Balance as of December 31, 2022	56,195	7,372	48,823
Effect in income statement	(1,178)	(148)	(1,030)
Other comprehensive income	(30)	(25)	(5)
Translation adjustment	(123)	(194)	71
Balance as of March 31, 2023	54,864	7,005	47,859

c)	Income taxes - Settlement program (“REFIS”)

	Consolidated
	March 31, 2024	December 31, 2023
Current liabilities	2,458	2,071
Non-current liabilities	7,571	8,343
REFIS liabilities	10,029	10,414

SELIC rate	10.75%	11.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is R$26,311 (US$5,265 million) as of March 31, 2024 (December 31, 2023: R$26,194 (US$5,408 million) which includes the reduction of tax losses in the amount of R$3,656 (US$732 million) as of March 31, 2024 (December 31, 2023: R$3,656 (US$754 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	March 31, 2024			December 31, 2023
	Assessed (i)	Not in dispute (ii)	Total	Assessed (i)	Not in dispute (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	10,783	14,474	25,257	10,383	14,571	24,954
Expenses of interest on capital	7,447	-	7,447	7,319	-	7,319
Proceeding related to income tax paid abroad	2,522	-	2,522	2,481	-	2,481
Goodwill amortization	2,990	942	3,932	2,934	922	3,856
Payments to Renova Foundation	821	2,597	3,418	807	2,597	3,404
Other	1,748	-	1,748	2,270	-	2,270
	26,311	18,013	44,324	26,194	18,090	44,284

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	902	-	902	885	-	885
	902	-	902	885	-	885

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

18

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Recoverable and taxes payables

						Consolidated
	March 31, 2024			December 31, 2023
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	967	12	108	1,126	26	121
Brazilian federal contributions ("PIS and COFINS") (i)	1,596	5,146	3,116	1,719	4,890	2,979
Income taxes	1,588	1,754	3,894	1,463	1,733	2,076
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	329	-	-	449
Other	45	3	1,039	47	3	736
Total	4,196	6,915	8,486	4,355	6,652	6,361

(i) In December 2023, a judicial decision was issued in a lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax, which was fully guaranteed by a judicial deposit. The aforementioned judicial decision determined the conversion of part of the judicial deposit to the Government, which was concluded in April 2024 (subsequent event).

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2024	2023
Net income attributable to Vale's shareholders	8,291	9,521

Thousands of shares
Weighted average number of common shares outstanding	4,285,865	4,453,110
Weighted average number of common shares outstanding and potential ordinary shares	4,289,631	4,456,941

Basic and diluted earnings per share
Common share (US$)	1.93	2.14

9. Cash flows reconciliation

a) Cash flow from operating activities

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2024	2023	2024	2023
Cash flow from operating activities:
Income before income taxes		10,547	11,897	14,872	8,895
Adjusted for:
Equity results from subsidiaries	14	-	-	1,274	289
Equity results and other results in associates and joint ventures	14	(620)	290	(620)	289
Impairment (impairment reversal) and results on disposal of non-current assets, net		28	19	(39)	(15)
Review of estimates related to Brumadinho	23	(30)	-	(30)	-
Review of estimates related to de-characterization of dams	25	(302)	-	(302)	-
Depreciation, depletion and amortization		3,540	3,409	2,301	2,173
Financial results, net	6	2,179	2,774	2,070	3,204
Changes in assets and liabilities:
Accounts receivable	10	9,526	8,753	5,069	646
Inventories	11	(3,093)	(1,744)	(73)	(189)
Suppliers and contractors	12	1,929	(546)	2,256	551
Other assets and liabilities, net		(1,405)	(2,392)	(561)	(1,199)
Cash flow from operations		22,299	22,460	26,217	14,644

19

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Cash flow from investing activities

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2024	2023	2024	2023
Cash received from the sale of Companhia Siderúrgica do Pecém	15(d)	-	5,637	-	5,637
Cash contribution to Companhia Siderúrgica do Pecém	15(d)	-	(5,983)	-	(5,983)
Payments from disposal of investments, net		-	(346)	-	(346)

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2023	36,182	1,211	22,982	60,375
Additions	-	-	4,326	4,326
Payments	(192)	(60)	(51)	(303)
Interest paid (i)	(459)	(27)	(437)	(923)
Cash flow from financing activities	(651)	(87)	3,838	3,100
Effect of exchange rate	1,140		738	1,878
Interest accretion	391	30	415	836
Non-cash changes	1,531	30	1,153	2,714
March 31, 2024	37,062	1,154	27,973	66,189

December 31, 2022	33,900	1,461	22,980	58,341
Additions	-	-	1,581	1,581
Payments	(85)	(62)	(52)	(199)
Interest paid (i)	(568)	(37)	(275)	(880)
Cash flow from financing activities	(653)	(99)	1,254	502

Effect of exchange rate	(840)	-	(677)	(1,517)
Interest accretion	539	40	336	915
Non-cash changes	(301)	40	(341)	(602)

March 31, 2023	32,946	1,402	23,893	58,241

(i)	Classified as operating activities in the statement of cash flows.

Funding

•	In March 2024, the Company contracted a loan of R$1,791 (US$360 million) with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.

•	In March 2024, the Company contracted a loan of R$300 (US$60 million) with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.

•	In February 2024, the Company contracted a loan of R$827 (US$166 million) with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.

•	In February 2024, the Company contracted a loan of R$170 (US$34 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.

•	From January to February 2024, the Company contracted a loan of R$1,238 (US$250 million) with Banco Bradesco with a fixed rate maturing in 2025.

•	In March 2023, the Company contracted a loan of R$1,581 (US$300 million) with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR plus spread adjustments and maturing in 2028.

20

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Payments

•	In January 2024, the Company paid principal and interest of debentures, in the amount of R$226 (U$46 milliom).

•	In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 (U$24 million).

d) Non-cash transactions

	Consolidated		Parent Company
	Three-month period ended March 31,
	2024	2023	2024	2023
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	23	24	23	24

10. Accounts receivable

		Consolidated		Parent Company
	Notes	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Receivables from contracts with customers
Third parties
Iron Solutions		6,970	16,489	1,378	1,352
Energy Transition Metals		3,457	3,598	-	-
Other		38	15	73	59
Related parties	29(b)	912	428	25,494	35,770
Accounts receivable		11,377	20,530	26,945	37,181
Expected credit loss		(220)	(213)	(69)	(67)
Accounts receivable, net		11,157	20,317	26,876	37,114

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company’s net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	Three-month period ended March 31, 2024
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (R$ million)
Iron ore	12,852	102	+/- 10%	+/- 649
Copper	54	8,263	+/- 10%	+/- 221

11. Inventories

	Consolidated		Parent Company
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Finished products
Iron Solutions	14,427	11,893	5,810	5,429
Energy Transition Metals	3,310	3,096	-	-
	17,737	14,989	5,810	5,429

Work in progress	3,379	2,748	3	3
Consumable inventory	5,628	5,614	2,654	2,819

Net realizable value provision (i)	(788)	(672)	(146)	(154)
Total of inventories	25,956	22,679	8,321	8,097

(i) In the three-month period ended March 31, 2024, the effect of provision for net realizable value was R$245 (US$49 million) (2023: Reversal of provision in the amount of R$49 (US$10 million)).

21

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12. Suppliers and contractors

		Consolidated		Parent Company
	Notes	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Third parties – Brazil		19,405	16,757	17,207	14,825
Third parties – Abroad		7,682	8,001	325	285
Related parties	29(b)	623	765	707	873
Total		27,710	25,523	18,239	15,983

The Company has supplier finance arrangements, which do not substantially modify the original liabilities and remain presented as suppliers. The outstanding balance related to those transactions was R$7,142 (US$1,430 million) as of March 31, 2024 (December 31, 2023: R$6,966 (US$1,438 million)), of which R$1,237 (US$248 million) (December 31, 2023: R$1,073 (US$221 million)) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Company’s social pillar.

13. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	22	22
Derivative financial instruments	18(a)	2,097	1,311	1,435	2,635
Investments in equity securities		-	-	223	217
		2,097	1,311	1,680	2,874
Other financial liabilities
Derivative financial instruments	18(a)	100	172	318	463
Other financial liabilities - Related parties	29(b)	1,302	1,404	-	-
Liabilities related to the concession grant	13(a)	3,721	2,861	14,883	15,868
Advances and other financial obligations (i)		3,402	3,676	1	1
		8,525	8,113	15,202	16,332

		Parent Company
		Current		Non-Current
	Notes	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	21	22
Derivative financial instruments	18(a)	1,860	1,107	1,420	2,567
Investments in equity securities		-	-	109	108
		1,860	1,107	1,550	2,697
Other financial liabilities
Derivative financial instruments	18(a)	49	33	264	250
Pre-export payments - Related parties	29(b)	13,289	15,136	47,676	49,684
Other financial liabilities - Related parties	29(b)	3,735	3,753	-	-
Liabilities related to the concession grant	13(a)	3,721	2,861	14,883	15,868
Advances and other financial obligations (i)		30	19	1	1
		20,824	21,802	62,824	65,803

(i) Includes advances received from customers and other financial obligations.

22

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Liabilities related to the concession grant

	Consolidated					Discount rate
	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	March 31, 2024	March 31, 2024	December 31, 2023	Remaining term of obligations
Payment obligation	5,472	-	137	(74)	5,535	11.04%	11.04%	34 years
Infrastructure investment	13,257	(153)	168	(203)	13,069	5,62% - 5,90%	5,17% - 5,54%	8 years
	18,729	(153)	305	(277)	18,604
Current liabilities	2,861				3,721
Non-current liabilities	15,868				14,883
Liabilities	18,729				18,604

The Company is currently discussing with the Brazilian Ministry of Transport the general conditions for optimizing the investment plans of Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) concessions contracts, both of which are currently being fulfilled by Vale in accordance with the contracts in place.

The potential change in the agreements is still uncertain as it is subject to conclusion of the negotiations and approval by the Company and relevant authorities. Any changes to the existing obligation will be recorded after the conclusion of the negotiations and based on the final terms agreed.

Therefore, until there is any change in the existing concession contracts, the Company will continue to comply with its obligations under the agreements, which are reflected in the Company’s liability recorded in these interim financial statements.

23

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14. Investments in subsidiaries, associates and joint ventures

	Business	% ownership	December 31, 2023	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Other	March 31, 2024
Direct subsidiaries
In Brazil
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	377	-	6	(37)	-	-	346
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,943	-	42	-	-	-	1,985
Minerações Brasileiras Reunidas S.A. – Goodwill	-	-	4,060	-	-	-	-	-	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	113	10	(40)	-	-	-	83
Valepar – Goodwill	-	-	3,073	-	-	-	-	-	3,073
Other	-	-	652	33	(10)	(9)	-	-	666
Abroad
Vale Holdings B.V. (i)	Holding	100.00	104,526	-	(1,304)	-	2,048	(283)	104,987
Other	-	-	41	-	32	-	2	6	81
			114,785	43	(1,274)	(46)	2,050	(277)	115,281
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	55.00	1,725	-	45	-	-	94	1,864
Aliança Norte Energia Participações S.A.	Energy	51.00	514	-	(13)	-	-	-	501
Baovale Mineração S.A.	Iron Ore	50.00	136	-	4	(4)	-	(6)	130
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	354	-	30	-	-	-	384
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	239	-	19	-	-	-	258
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	299	-	19	-	-	-	318
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	729	-	45	-	-	-	774
Samarco Mineração S.A. (note 24)	Pellets	50.00	-	-	-	-	-	-	-
MRS Logística S.A.	Logistics	48.45	3,096	-	151	-	-	-	3,247
VLI S.A.	Logistics	29.60	1,672	-	19	-	-	-	1,691
Other	-	-	297	-	2	(4)	-	(3)	292
Consolidated total investment			9,061	-	321	(8)	-	85	9,459
Parent Company's total investment			123,846	43	(953)	(54)	2,050	(192)	124,740
Other results in investments			-	-	299	-	-	-	-
Equity results and other results			123,846	43	(654)	(54)	2,050	(192)	124,740

(i) Includes the investment on PTVI, which it will be partially disposed by the Company (note 15b).

24

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15. Acquisitions and divestitures

		Equity results and other results in associates and joint ventures
		Three-month period ended March 31,
	Reference	2024	2023
Companhia Siderúrgica do Pecém	15(d)	-	190
		-	190

a) Acquisition of Aliança Geração de Energia S.A. (“Aliança Geração”) - Aliança Geração is a joint venture of Vale, which operates hydroelectric and wind power plants in Brazil, in which the Company holds a 55% interest. Aliança Geração’s power generation asset portfolio consists of seven hydroelectric power plants in the state of Minas Gerais and three wind farms in operation in the states of Rio Grande do Norte and Ceará, Brazil.

In March 2024, the Company entered into an agreement with Cemig Geração e Transmissão S.A. ("Cemig GT") for the acquisition of the entire 45% interest held for Cemig GT in Aliança Geração, for R$2,700 (US$540 million). The interest acquisition in Aliança Geração will be the first step towards creating an energy platform and, after the acquisition is completed, Vale will seek potential partners for this platform.

Upon the closing, which is subject to approval by Cemig GT's General Shareholders' Meeting and to usual precedent conditions, Vale will hold 100% of Aliança Geração’s share capital, obtaining control over the entity and consolidating its assets, liabilities and results in the Company's financial statements.

b) Divestment on PT Vale Indonesia Tbk (“PTVI”) – PTVI has a Contract of Work with the government of Indonesia to operate its mining licenses, expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

Due to the divestment obligation in PTVI, the Company and Sumitomo Metal Mining Co., Ltd. (“SMM”) signed a definitive agreement to sell a portion of the investment held in PTVI with PT Mineral Industri Indonesia (“MIND ID”), which will become PTVI's largest shareholder. Once completed, the transaction fulfils Indonesia’s divestment obligations and satisfies a key condition for PTVI to extend its mining license.

Currently, Vale, SMM and MIND ID respectively hold 44.3%, 15.0% and 20.0% of issued shares. Upon completion, Vale, SMM and MIND ID will hold approximately 33.9%, 11.5% and 34.0% respectively. Approximately 20.6% will continue to be held by the public on the Indonesia Stock Exchange.

Upon closing of the transaction, the Company will receive R$800 (US$160 million)

and will lose control over PTVI. Therefore, Vale will account for the investment held in PTVI under the equity method due to the significant influence it will retain over PTVI.

As a result, the Company expects to record a gain related to the effects of the deconsolidation of PTVI and remeasurement of the retained interest at the fair value. The conclusion of the transaction is expected to occur in 2024 and is subject to customary closing conditions.

In addition, the assets and liabilities of PTVI are classified as held for sale since December 31, 2023, as it meets the criteria of IFRS 5/ CPC 31 – Non-Current Assets Held for Sale and Discontinued Operation. No impairment loss was recorded in the income statement for the period ended March 31, 2024.

Balance sheet of PTVI classified as held for sale

	March 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	3,671	3,401
Accounts receivable	88	99
Inventories	606	390
Taxes	489	566
Investments	64	62
Property, plant and equipment	14,004	13,515
Intangible	343	337
Other assets	569	671
	19,834	19,041
Liabilities
Suppliers and contractors	713	833
Deferred income taxes	1,127	1,031
Other liabilities	858	850
	2,698	2,714
Net assets held for sale	17,136	16,327

25

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into an agreement with Anglo American plc for the acquisition of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. Under the terms agreed, Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of R$787 (US$157.5 million), subject to net debt and working capital variation adjustments at the closing date. Additionally, depending on the future iron ore prices, there may be an adjustment in the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statements accordingly.

Following completion of the transaction, Vale will receive its pro-rata share of Minas-Rio production and the Company will also have an option to acquire an additional 15% shareholding in Minas-Rio. The option will be exercised at fair value, calculated at the time of exercise.

The closing of the transaction is subject to the usual conditions precedent. Upon completion of the transaction, Anglo American Brasil will be an associate of Vale and the investment will be accounted for under the equity method.

d) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal. Under the terms of the agreement, Vale has received R$5,637 (US$1,042 million) from the buyer and made a cash contribution of R$5,983 (US$1,189 million) to CSP upon closing, which was fully used to prepay the outstanding net debt of CSP as determined by the agreement. In addition, the Company derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$190 (US$37 million) recognized as “Equity results and other results in associates and joint ventures” for the three-month period ended March 31, 2023.

16. Intangibles

	Consolidated
	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2023	15,799	37,226	502	2,782	56,309
Additions	-	179	70	-	249
Disposals	-	(3)	-	(23)	(26)
Amortization	-	(306)	(87)	-	(393)
Translation adjustment	107	-	2	-	109
Balance as of March 31, 2024	15,906	37,096	487	2,759	56,248
Cost	15,906	45,714	3,158	2,759	67,537
Accumulated amortization	-	(8,618)	(2,671)	-	(11,289)
Balance as of March 31, 2024	15,906	37,096	487	2,759	56,248

Balance as of December 31, 2022	16,643	33,570	454	2,754	53,421
Additions	-	261	25	-	286
Disposals	-	(13)	-	-	(13)
Amortization	-	(312)	(56)	-	(368)
Translation adjustment	(245)	-	(3)	-	(248)
Balance as of March 31, 2023	16,398	33,506	420	2,754	53,078
Cost	16,398	40,949	2,894	2,754	62,995
Accumulated amortization	-	(7,443)	(2,474)	-	(9,917)
Balance as of March 31, 2023	16,398	33,506	420	2,754	53,078

	Parent Company
	Concessions	Software	Research and development project	Total
Balance as of December 31, 2023	37,226	386	2,754	40,366
Additions	179	55	-	234
Disposals	(3)	-	-	(3)
Amortization	(306)	(42)	-	(348)
Balance as of March 31, 2024	37,096	399	2,754	40,249
Cost	45,714	1,833	2,754	50,301
Accumulated amortization	(8,618)	(1,434)	-	(10,052)
Balance as of March 31, 2024	37,096	399	2,754	40,249

Balance as of December 31, 2022	33,570	316	2,754	36,640
Additions	261	21	-	282
Disposals	(13)	-	-	(13)
Amortization	(312)	(39)	-	(351)
Balance as of March 31, 2023	33,506	298	2,754	36,558
Cost	40,949	1,598	2,754	45,301
Accumulated amortization	(7,443)	(1,300)	-	(8,743)
Balance as of March 31, 2023	33,506	298	2,754	36,558

26

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions (i)		-	-	-	-	-	66	-	6,482	6,548
Disposals		(17)	(76)	(2)	(2)	(12)	-	(2)	(177)	(288)
Assets retirement obligation	25(b)	-	-	-	(266)	-	-	-	-	(266)
Depreciation, depletion and amortization		(563)	(709)	(923)	(626)	(203)	(226)	(408)	-	(3,658)
Translation adjustment		124	68	165	151	2	158	69	209	946
Transfers		819	1,215	719	680	162	-	304	(3,899)	-
Balance as of March 31, 2024		49,352	45,228	21,502	33,461	12,594	6,577	11,991	56,879	237,584
Cost		85,281	73,470	51,320	76,796	21,695	10,895	26,463	56,879	402,799
Accumulated depreciation		(35,929)	(28,242)	(29,818)	(43,335)	(9,101)	(4,318)	(14,472)	-	(165,215)
Balance as of March 31, 2024		49,352	45,228	21,502	33,461	12,594	6,577	11,991	56,879	237,584

Balance as of December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472
Additions (i)		-	-	-	-	-	62	-	5,399	5,461
Disposals		(11)	(38)	(26)	-	(24)	-	(3)	(38)	(140)
Assets retirement obligation	25(b)	-	-	-	(122)	-	-	-	-	(122)
Depreciation, depletion and amortization		(569)	(631)	(939)	(680)	(206)	(237)	(413)	-	(3,675)
Translation adjustment		(321)	(157)	(333)	(600)	(8)	(144)	(129)	(448)	(2,140)
Transfers		2,700	1,461	1,145	162	152	-	186	(5,806)	-
Balance as of March 31, 2023		48,304	42,596	25,853	35,869	12,826	7,273	13,373	47,762	233,856
Cost		85,370	68,098	60,707	79,789	21,431	10,908	28,027	47,762	402,092
Accumulated depreciation		(37,066)	(25,502)	(34,854)	(43,920)	(8,605)	(3,635)	(14,654)	-	(168,236)
Balance as of March 31, 2023		48,304	42,596	25,853	35,869	12,826	7,273	13,373	47,762	233,856

		Parent Company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions (i)		-	-	-	-	-	4	-	4,493	4,497
Disposals		(16)	(76)	(2)	-	(12)	-	(2)	(124)	(232)
Assets retirement obligation	25(b)	-	-	-	(237)	-	-	-	-	(237)
Depreciation, depletion and amortization		(345)	(450)	(460)	(253)	(200)	(93)	(323)	-	(2,124)
Transfers		783	1,148	574	(4)	160	-	375	(3,036)	-
Balance as of March 31, 2024		32,097	35,540	12,205	8,958	12,486	1,195	6,685	34,147	143,313
Cost		46,602	51,703	26,143	13,818	21,459	2,700	16,190	34,147	212,762
Accumulated depreciation		(14,505)	(16,163)	(13,938)	(4,860)	(8,973)	(1,505)	(9,505)	-	(69,449)
Balance as of March 31, 2024		32,097	35,540	12,205	8,958	12,486	1,195	6,685	34,147	143,313
Balance as of December 31, 2022		30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322
Additions (i)		-	-	-	-	-	62	-	3,711	3,773
Disposals		(3)	(16)	(12)	-	(24)	-	(3)	(20)	(78)
Assets retirement obligation	25(b)	-	-	-	67	-	-	-	-	67
Depreciation, depletion and amortization		(317)	(435)	(420)	(235)	(196)	(93)	(333)	-	(2,029)
Transfers		1,517	857	728	68	152	-	174	(3,496)	-
Balance as of March 31, 2023		31,206	33,823	12,160	10,163	12,515	1,483	8,013	28,692	138,055
Cost		45,018	49,502	25,456	15,131	20,647	2,814	18,561	28,692	205,821
Accumulated depreciation		(13,812)	(15,679)	(13,296)	(4,968)	(8,132)	(1,331)	(10,548)	-	(67,766)
Balance as of March 31, 2023		31,206	33,823	12,160	10,163	12,515	1,483	8,013	28,692	138,055

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

27

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

18. Financial and capital risk management

a) Effects of derivatives on the statement of financial position

	Consolidated
	March 31, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	453	159	526	144
IPCA swap	-	217	-	196
Dollar swap and forward transactions	2,827	-	3,148	-
SOFR swap	39	-	19	138
	3,319	376	3,693	478
Commodities price risk
Gasoil, Brent and freight	212	3	253	110
Energy Transition Metals	1	26	-	38
	213	29	253	148
Other	-	13	-	9

Total	3,532	418	3,946	635

b) Net exposure

	Consolidated
	March 31, 2024	December 31, 2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	294	382
IPCA swap	(217)	(196)
Dollar swap and forward transactions	2,827	3,148
SOFR swap	39	(119)
	2,943	3,215
Commodities price risk
Gasoil, Brent and freight	209	143
Energy Transition Metals	(25)	(38)
	184	105

Other	(13)	(9)

Total	3,114	3,311

c) Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended March 31,
	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(64)	225
IPCA swap	(21)	36
Dollar swap and forward operations	(139)	846
SOFR swap	160	16
	(64)	1,123
Commodities price risk
Gasoil, Brent and freight	85	(123)
Energy Transition Metals	(3)	(6)
	82	(129)
Other	(4)	5

Total	14	999

28

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	22	(21)
IPCA swap	-	3
Dollar swap and forward operations	182	104
	204	86
Commodities price risk
Gasoil, Brent and freight	24	12
Energy Transition Metals	(17)	25
	7	37

Derivatives designated as cash flow hedge accounting
Nickel	-	72
	-	72
Total	211	195

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2024	December 31, 2023	Index	Average rate	March 31, 2024	December 31, 2023	March 31, 2024	March 31, 2024	2024	2025	2026+
CDI vs. US$ fixed rate swap					441	516	24	83	64	114	263
Receivable	R$ 4,895	R$ 5,162	CDI	100.00%
Payable	US$ 1,134	US$ 1,196	Fix	2.00%

TJLP vs. US$ fixed rate swap					(147)	(134)	(2)	12	(17)	(26)	(104)
Receivable	R$ 661	R$ 694	TJLP +	105.00%
Payable	US$ 164	US$ 173	Fix	3.45%

					294	382	22	95	47	88	159

IPCA vs. US$ fixed rate swap					(217)	(196)	-	18	(29)	(28)	(160)
Receivable	R$ 1,024	R$ 1,078	IPCA +	4.54%
Payable	US$ 253	US$ 267	Fix	3.88%

					(217)	(196)	-	18	(29)	(28)	(160)

R$ fixed rate vs. US$ fixed rate swap					2,630	2,905	146	164	1,389	1,232	9
Receivable	R$ 12,028	R$ 12,660	Fix	7.41%
Payable	US$ 2,314	US$ 2,431	Fix	0.00%

Forward	R$ 1,019	R$ 1,209	B	5.29	197	243	36	11	146	41	10

					2,827	3,148	182	175	1,535	1,273	19

29

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	441	(954)	(2,350)
	US$ interest rate inside Brazil decrease	441	279	104
	Brazilian interest rate increase	441	313	186
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(147)	(345)	(543)
	US$ interest rate inside Brazil decrease	(147)	(169)	(192)
	Brazilian interest rate increase	(147)	(175)	(201)
	TJLP interest rate decrease	(147)	(167)	(187)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(217)	(524)	(832)
	US$ interest rate inside Brazil decrease	(217)	(251)	(287)
	Brazilian interest rate increase	(217)	(263)	(308)
	IPCA index decrease	(217)	(238)	(259)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	2,630	(90)	(2,811)
	US$ interest rate inside Brazil decrease	2,630	2,470	2,304
	Brazilian interest rate increase	2,630	2,330	2,045
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

Forward	R$ depreciation	197	5	(186)
	US$ interest rate inside Brazil decrease	197	197	197
	Brazilian interest rate increase	197	197	197
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Protection program for interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2024	December 31, 2023	Index	Average rate	March 31, 2024	December 31, 2023	March 31, 2024	March 31, 2024	2024	2025	2026+
SOFR vs. US$ fixed rate swap					39	(119)	-	25	19	37	(17)
Receivable	US$ 2,300	US$ 2,300	SOFR	0.08%
Payable	US$ 2,300	US$ 2,300	Fix	3.60%

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
SOFR vs. US$ fixed rate swap	US$ SOFR decrease	39	(210)	(471)
Protected item: SOFR US$ indexed debt	US$ SOFR decrease	n.a.	210	471

30

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2024	December 31, 2023	Bought / Sold	Average strike (US$)	March 31, 2024	December 31, 2023	March 31, 2024	March 31, 2024	2024	2025+
Brent crude oil (bbl)
Call options	18,764,250	19,907,250	B	91	158	219	-	73	158	-
Put options	18,764,250	19,907,250	S	59	(3)	(109)	-	2	(3)	-

Forward Freight Agreement (days)
Freight forwards	880	1,210	B	15,252	54	33	24	5	54	-
					209	143	24	80	209	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	155	(140)	(1,532)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	140	1,532

Forward Freight Agreement (days)
Forwards	Freight price decrease	54	24	(6)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(24)	6

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2024	December 31, 2023	Bought / Sold	Average strike (US$/ton)	March 31, 2024	December 31, 2023	March 31, 2024	March 31, 2024	2024	2025+
Fixed price nickel sales protection (ton)
Nickel forwards	3,516	3,322	B	13,271	(25)	(38)	(17)	(12)	(22)	(3)

Hedge program for products acquisition for resale (ton)

					(25)	(38)	(17)	(12)	(22)	(3)

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(13)	(9)	-	12	(13)	-

					(13)	(9)	-	12	(13)	-

31

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	(25)	(98)	(170)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	98	170

Hedge program for products acquisition for resale (ton)
Forwards	Nickel price increase	n.a.	-	-
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	-	-

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(13)	(40)	(78)

h) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2024	2023
Net investments hedge	(277)	256
Cash flow hedge (i)	-	99

(i) The nickel revenue hedge program contracted for the year 2023 ended on December 31, 2023. Revenue hedge programs are implemented by the Company in line with its business strategy. In 2024, no new programs have been contracted.

i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	March 31, 2024		December 31, 2023
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	1,119	-	1,638	-
Aa3	-	-	205	-
A1	8,284	214	9,790	241
A2	-	1,311	1,497	1,419
A3	3,458	67	899	106
Baa1	5	-	9	-
Baa2	95	-	76	-
Ba1 (i)	2,378	-	413	-
Ba2 (i)	3,286	1,351	1,391	1,522
Ba3 (i)	531	589	1,806	658
	19,156	3,532	17,724	3,946

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

32

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		March 31, 2024					December 31, 2023
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	18,935	-	-	18,935	17,474	-	-	17,474
Short-term investments	21	-	-	221	221	-	-	250	250
Derivative financial instruments	18	-	-	2,097	2,097	-	-	1,311	1,311
Accounts receivable	10	2,269	-	8,888	11,157	1,749	-	18,568	20,317
Judicial deposits	26(c)	3,356	-	-	3,356	2,956	-	-	2,956
		24,560	-	11,206	35,766	22,179	-	20,129	42,308
Non-current
Judicial deposits	26(c)	3,341	-	-	3,341	3,861	-	-	3,861
Restricted cash	13	22	-	-	22	22	-	-	22
Derivative financial instruments	18	-	-	1,435	1,435	-	-	2,635	2,635
Investments in equity securities	13	-	223	-	223	-	217	-	217
		3,363	223	1,435	5,021	3,883	217	2,635	6,735
Total of financial assets		27,923	223	12,641	40,787	26,062	217	22,764	49,043

Financial liabilities
Current
Suppliers and contractors	12	27,710	-	-	27,710	25,523	-	-	25,523
Derivative financial instruments	18	-	-	100	100	-	-	172	172
Loans and borrowings	21	6,426	-	-	6,426	3,986	-	-	3,986
Leases	22	961			961	954	-	-	954
Liabilities related to the concession grant	13(a)	3,721	-	-	3,721	2,861	-	-	2,861
Other financial liabilities - Related parties	29	1,302	-	-	1,302	1,404	-	-	1,404
Advances and other financial obligations	13	3,402	-	-	3,402	3,676	-	-	3,676
		43,522	-	100	43,622	38,404	-	172	38,576
Non-current
Derivative financial instruments	18	-	-	318	318	-	-	463	463
Loans and borrowings	21	59,763	-	-	59,763	56,389	-	-	56,389
Leases	22	6,162	-	-	6,162	6,075	-	-	6,075
Participative shareholders' debentures	20	-	-	13,094	13,094	-	-	13,912	13,912
Liabilities related to the concession grant	13(a)	14,883	-	-	14,883	15,868	-	-	15,868
Other financial obligations		-	-	1	1	-	-	1	1
		80,808	-	13,413	94,221	78,332	-	14,376	92,708
Total of financial liabilities		124,330	-	13,513	137,843	116,736	-	14,548	131,284

b) Hierarchy of fair value

			Consolidated
			March 31, 2024			December 31, 2023
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	221	-	-	221	250	-	-	250
Derivative financial instruments	18	-	3,532	-	3,532	-	3,946	-	3,946
Accounts receivable	10	-	8,888	-	8,888	-	18,568	-	18,568
Investments in equity securities	13	-	223	-	223	-	217	-	217
		221	12,643	-	12,864	250	22,731	-	22,981

Financial liabilities
Derivative financial instruments	18	-	418	-	418	-	635	-	635
Participative shareholders' debentures	20	-	13,094	-	13,094	-	13,912	-	13,912
Other financial obligations		-	1	-	1	-	1	-	1
		-	13,513	-	13,513	-	14,548	-	14,548

33

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	Consolidated
	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	36,346	36,302	35,112	35,845
Debentures	716	716	1,070	1,032
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,154	1,154	1,211	1,211
Basket of currencies and bonds in US$ indexed to SOFR	751	809	740	816
Debt contracts in the international market in:
US$, with variable and fixed interest	26,831	28,777	21,808	23,962
Other currencies, with variable interest	44	42	43	43
Other currencies, with fixed interest	347	360	391	410
Total	66,189	68,160	60,375	63,319

20. Participative shareholders’ debentures

	Three-month period ended March 31,
	2024		2023		Liabilities
	Average price (R$)	Financial income	Average price (R$)	Financial expense	March 31, 2024	December 31, 2023
Participative shareholders’ debentures	33.70	817	37.22	(248)	13,094	13,912

On April 1st, 2024 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$766 (US$153 million) for the second semester of 2023 (2023: R$637 (US$125 million) for the second semester of 2022).

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

		Consolidated
	Notes	March 31, 2024	December 31, 2023
Loans and borrowings		66,189	60,375
Leases	22(b)	7,123	7,029
Gross debt		73,312	67,404

(-) Cash and cash equivalents		18,935	17,474
(-) Short-term investments (i)		221	250
(-) Cash and cash equivalents of PTVI	15(b)	3,671	3,401
Net debt		50,485	46,279

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and Selic Treasury Notes (“LFTs”), which are floating-rate securities issued by the Brazilian government.

34

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)    Cash and cash equivalents

	Consolidated
	March 31, 2024	December 31, 2023
R$	8,877	4,612
US$	9,408	12,182
Other currencies	650	680
Total	18,935	17,474

c)	Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Quoted in the secondary market:
US$ Bonds	6.03%	-	-	35,758	34,649
R$, Debentures (ii)	8.50%	189	463	515	573
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	239	239	908	968
Basket of currencies and bonds in US$ indexed to SOFR	6.86%	-	-	749	726
Debt contracts in the international market in:
US$, with variable and fixed interest	5.73%	5,046	2,416	21,509	19,104
Other currencies, with variable interest	4.12%	-	-	45	44
Other currencies, with fixed interest	4.41%	59	59	279	325
Accrued charges		893	809	-	-
Total		6,426	3,986	59,763	56,389

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Quoted in the secondary market:
US$,Bonds	5.66%	-	-	2,454	2,378
R$, Debentures (ii)	8.50%	189	463	514	573
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	239	239	908	968
Basket of currencies and bonds in US$ indexed to SOFR	6.86%	-	-	749	726
Debt contracts in the international market in:
US$, with variable interest	5.71%	2,498	2,421	10,392	8,327
Other currencies, with variable interest	4.12%		-	46	44
Accrued charges		125	251	-	-
Total		3,051	3,374	15,063	13,016

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of March 31, 2024.

(ii) The Company has debentures in Brazil obtained for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.39% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

ii)	Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2024	3,114	2,997	2,805	690
2025	4,490	4,006	678	1,020
2026	2,840	3,737	425	986
2027	8,477	3,245	3,789	838
Between 2028 and 2030	16,647	8,055	4,047	1,564
2031 onwards	29,728	11,187	6,245	2,615
Total	65,296	33,227	17,989	7,713

(i) Based on interest rate curves and foreign exchange rates applicable as of March 31, 2024 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

35

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Covenants

Some of the Company’s loans and borrowings agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as leverage ratio and interest coverage. The Company did not identify any instances of noncompliance as of March 31, 2024.

22. Leases

a) Right of use

					Consolidated
	December 31, 2023	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2024
Ports	3,040	-	(67)	87	3,060
Vessels	2,008	(2)	(53)	61	2,014
Pelletizing plants	933	-	(64)	-	869
Properties	388	73	(30)	14	445
Energy plants	165	-	(7)	2	160
Equipment of mining	45	(5)	(5)	(6)	29
Total	6,579	66	(226)	158	6,577

b) Leases liabilities

	Consolidated
	December 31, 2023	Additions and contract modifications	Payments (i)	Interest	Translation adjustment	March 31, 2024
Ports	3,303	-	(86)	31	95	3,343
Vessels	1,922	(2)	(77)	19	55	1,917
Pelletizing plants	1,002	-	(7)	10	-	1,005
Properties	491	73	(25)	5	1	545
Energy plants	239	-	(5)	5	-	239
Mining equipment	72	(5)	(5)	1	11	74
Total	7,029	66	(205)	71	162	7,123
Current liabilities	954					961
Non-current liabilities	6,075					6,162
Total	7,029					7,123

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$275 (US$56 million) recorded in the income statement for the three-month period ended March 31, 2024, (2023: R$194 (US$37 million)).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

36

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Consolidated
	2024	2025	2026	2027	2028 onwards	Total	Remaining term (years)	Discount rate
Ports	260	342	277	217	3,682	4,778	3 to 20	4% to 5%
Vessels	226	293	269	263	1,458	2,509	2 to 10	3% to 4%
Pelletizing plants	283	242	83	83	555	1,246	1 to 10	2% to 6%
Properties	113	94	82	72	263	624	1 to 10	2% to 6%
Energy plants	35	47	32	27	226	367	1 to 7	5% to 6%
Mining equipment	35	27	19	3	5	89	1 to 5	3% to 6%
Total	952	1,045	762	665	6,189	9,613

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. Changes in the provisions are shown below:

	Consolidated
	December 31, 2023	Revision to estimates and new provisions	Monetary and present value adjustments	Disbursements	March 31, 2024
Integral Reparation Agreement
Payment obligations	2,720	(14)	55	-	2,761
Provision for socio-economic reparation and others	2,867	(29)	115	(177)	2,776
Provision for social and environmental reparation	4,080	(119)	43	(118)	3,886
	9,667	(162)	213	(295)	9,423
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,311	(32)	70	(152)	3,197
Individual indemnification	403	(1)	18	(161)	259
Other	1,433	165	43	(61)	1,580
	5,147	132	131	(374)	5,036

Liability	14,814	(30)	344	(669)	14,459

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at an annual rate in nominal terms, which increased from 8.36% on December 31, 2023, to 8.73% on March 31, 2024.

In addition, the Company has incurred expenses, which have been recognized straight to the income statement as “other operating expenses, net” (note 5c), in relation to tailings management, communication, humanitarian assistance, payroll, legal services, water supply, among others. The Company incurred expenses in the amount of R$543 (US$110 million) for the three-month period ended March 31, 2024 (2023: R$579 (US$111 million)).

Judicial Settlement for Integral Reparation

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 6 years.

37

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

For the obligations of (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Contingent liabilities

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of decisions ordering Vale to execute specific remediation and reparation actions. As a result of the Judicial Settlement for Integral Reparation, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages were excluded from the Judicial Settlement for Integral Reparation, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil action and investigation under the Brazilian Anticorruption Law

In October 2020, the Brazilian Office of the Comptroller General (“CGU”) notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale R$86 (US$17 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management.

In September 2023, CGU denied the request for reconsideration filed by the Company and, therefore, Vale paid the fine of R$86 (US$17 million) during the year ended December 31, 2023. Vale disagrees with the decision and is adopting the appropriate legal measures.

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. In May 2020, the Court issued a decision that denied the Motion to Dismiss presented by the Company. The Discovery phase was concluded in November, 2023. Upon the filing of a pre-motion letter for the Motion for

38

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Summary Judgment presented in January 2024 by the parties, the Court should decide whether the Parties may file their motion for summary judgment. In parallel, a Court hearing will be held, with oral arguments before the Court on the Motion for Class Decertification filed by Vale.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action. A decision from the Court is pending on the Motion to Dismiss presented by the Company.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil actions brought by labor unions

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay R$1 (US$200 thousand) per fatality. In June 2023, the Superior Labor Court ruled on the lawsuit filed by workers’ union, sustaining the initial decision that condemned Vale. The Company is defending itself in the lawsuits and considers that the likelihood of loss is possible.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against Vale in the U.S. District Court for the Eastern District of New York, alleging that certain Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale paid R$285 (US$56 million) during the year ended December 31, 2023. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023, the settlement was approved and granted by the Court.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is named as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

39

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$360 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$781 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Other proceedings

Vale is defendant in a number of investigations and proceedings brought by individuals, business entities, investors, associations, unions, legislative bodies, non-governmental organizations and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Brumadinho dam failure, including alleged violations of securities laws. The potential loss was R$552 (US$105 million) as of March 31, 2024 (2023: R$457 (US$94 million)) and the likelihood of a potential loss to the Company is classified as possible.

d) Insurance

The Company is negotiating with insurance companies the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. In three-month period ended March 31, 2024, the Company received R$10 (US$2 million) from insurers which was recorded in income statement as “other operating expenses, net” (note 5c). The Company did not receive any insurance in the three-month period ended March 31, 2023.

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

These agreements aim to remediate and provide compensation for damage caused, of which Samarco has primary responsibility for funding the obligations, and Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

a) Provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance on December 31, 2023	21,431
Revision to estimates	(290)
Monetary and present value adjustments	218
Disbursements	(425)
Translation adjustments	-
Balance on March 31, 2024	20,934

40

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 5.22% on December 31, 2023, to 5.75% on March 31, 2024.

b) Contingent liabilities

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming to recover socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking several measures that amount to R$155 billion (US$31 billion), subject to interest and monetary adjustments, which the effect for Vale would be 50% of this amount.

This Public Civil Action was suspended as a result of the ratification of the TacGov agreement. However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the established period, in 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of this claim.

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the R$155 billion (US$31 billion) Federal Public Prosecution Office claim.

The goal in signing a potential settlement agreement is to provide a stable framework for the execution of reparation and compensation measures related to the Samarco dam rupture, it also aims to settle all lawsuits brought by the public authorities involved.

41

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Judicial decision requesting cash deposits and increase on the territories affected by the collapse

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of R$10.3 billion (US$2.1 billion), in ten installments, which the effect for Vale would be 50% of this amount. On April 28, 2023, the Federal Court granted the companies' request for a suspensive effect on the decision that determined this deposit.

In August 2023, the judge issued a judicial decision recognizing the existence of new territories impacted by the collapse of the Fundão dam. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with the TTAC obligations.

Judicial decision on collective moral damages

In January 2024, the 4th Federal Lower Civil Court of Belo Horizonte issued a judicial decision requiring the payment of collective moral damages in the amount of R$47.6 billion (US$9.5 billion) (the effect for Vale would be 50% of this amount), subject to monetary adjustments from the date of the decision and interests from November 2015. The Company is defending itself and believes the likelihood of loss in relation of the merits of these proceedings is possible, however, the likelihood of loss in the alleged amount is assessed as remote.

London Contribution claim

As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

On December 2022, BHP filed a “Contribution Claim” against Vale, requesting the Company to share the indemnification established in the UK Claim. Both the Contribution Claim and the UK Claim are still ongoing, and there has not been any decision on their merits. The first phase of the trial is expected to begin in October 2024. It is not yet possible to reliably estimate the amount of a potential loss to Vale.

Netherlands proceeding

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately US$993 (EUR920 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015. The first court event is expected to take place in the first quarter of 2025. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with its obligations.

Criminal proceedings

In September 2019, the court has dismissed part of the criminal charges but accepted charges of environmental crimes against Vale and one of its employees relating to an alleged omission in the provision of relevant information of environmental interest for public authorities. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Tax proceeding

In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order to Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately R$11 billion (US$2.3 billion)

42

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional - “PGFN”) filed an appeal to the local court, and a decision is pending. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Other proceedings

Vale is defendant in several private actions, before different state and federal courts in the states of Minas Gerais and Espírito Santo, brought by individuals and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Samarco dam failure. The potential loss was R$37 (US$7 million) as of March 31, 2024 (2023: R$55 (US$11 million)) and the likelihood of a potential loss to the Company is classified as possible.

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. These obligations are regulated in Brazil by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to speed up the plan to “de-characterize” of all its dams and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Changes in the provisions are as follows:

Total
Balance as of December 31, 2023	16,704
Revision to estimates	(302)
Disbursements	(591)
Monetary and present value adjustments	230
Balance as of March 31, 2024	16,041

The cash flow for de-characterization projects are estimated for a period up to 15 years and were discounted to present value at an annual rate in real terms, which increased from 5.41% to 5.86%.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amounts of R$215 (US$43 million) for the three-month period ended March 31, 2024 (2023: R$383 (US$74 million)). The Company is working on legal and technical measures to resume all operations.

43

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Liability by geographical area
Brazil	11,301	11,683	9,872	10,187	5.86%	5.47%	2132	2132
Canada	7,836	7,710	-	-	1.39%	1.30%	2150	2150
Oman	790	766	-	-	3.10%	3.19%	2035	2035
Other regions	536	557	-	-	2.24%	2.04%		-
	20,463	20,716	9,872	10,187
Operating plants	15,764	16,046	7,173	7,508
Closed plants	4,699	4,670	2,699	2,679
	20,463	20,716	9,872	10,187

Provision changes during the period

	Consolidated
	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2023	18,298	2,418	20,716
Disbursements	(190)	(90)	(280)
Revision to estimates and new provisions	(384)	108	(276)
Monetary and present value adjustments	159	30	189
Translation adjustment	110	4	114
Balance as of March 31, 2024	17,993	2,470	20,463

Financial guarantees

The Company has issued letters of credit and surety bonds for R$4,274 (US$855 million) as of March 31, 2024 (December 31, 2023: R$4,408 (US$910 million), in connection with the asset retirement obligations for its Energy Transition Metals operations.

26. Legal proceedings

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

44

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Provision for legal proceedings

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2023	441	1,834	2,490	72	4,837
Additions and reversals, net	19	62	161	7	249
Payments	(2)	(124)	(107)	-	(233)
Indexation and interest	30	128	(6)	3	155
Balance as of March 31, 2024	488	1,900	2,538	82	5,008

Balance as of December 31, 2022	3,008	1,509	2,145	76	6,738
Additions and reversals, net	8	(1)	139	13	159
Payments	(2)	(48)	(93)	-	(143)
Indexation and interest	45	47	33	6	131
Balance as of March 31, 2023	3,059	1,507	2,224	95	6,885

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The liabilities related to the lawsuit filed in 2011 by Valepar seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base was transferred to taxes payables on December 31, 2023, as a result of the court decision that determined the conversion of part of the judicial deposit to the Government, which was concluded in April 2024 (subsequent event) (note 7e).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

	Consolidated
	March 31, 2024	December 31, 2023
Tax litigations	33,845	35,023
Civil litigations	7,410	6,613
Labor litigations	1,696	1,829
Environmental litigations	6,868	6,394
Total	49,819	49,859

The relevant developments since the financial statements for the year ended December 31, 2023 are presented as follow:

45

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Tax litigations - Brazilian federal contributions ("Pis” and "Cofins")

In 2013, the Company received a tax assessment from the Brazilian Federal Revenue Office (“RFB”) charging a fine in the amount of R$2 billion (US$400 million), for alleged omissions and inaccuracies in the ancillary obligations relating to Pis and Cofins from 2008 to 2010. The Company has been assessing the likelihood of loss in this lawsuit as possible.

On February 26, 2024, the Superior Council of Tax Appeals (“CSRF”) issued a decision favorable to Vale, clarifying the procedure for measuring this fine which reduced substantially the amount. As a result, the likelihood of loss was reassessed and was substantially classified as remote for the three-month period ended March 31, 2024.

c) Judicial deposits

	Consolidated
	March 31, 2024	December 31, 2023
Tax litigations	5,517	5,451
Civil litigations	439	591
Labor litigations	683	718
Environmental litigations	58	57
Total	6,697	6,817

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$13.9 billion (US$2.8 billion) (December 31, 2023: R$13.2 billion (US$2.7 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Payroll, related charges and other remunerations		2,575	4,195	-	-
Share-based payments	27(a)	65	130	-	-
Employee post retirement obligation	27(b)	364	340	6,433	6,688
		3,004	4,665	6,433	6,688

a) Share-based payments

For the long-term incentive programs, the Company compensation plans includes Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the three-month period ended March 31, 2024 is shown below:

	2023 Program	2022 Program	2021 Program
Granted shares	1,330,503	1,437,588	1,046,255
Share price	81.82	95.87	109.02

46

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Performance Shares Units (“PSU”)

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the three-month period ended March 31, 2024, as well as the result used to calculate the expected value of the total performance factor.

	2023 Program	2022 Program	2021 Program
Granted shares	1,177,755	1,709,955	1,474,723
Date shares were granted	January 2, 2023	January 3, 2022	January 3, 2021
Share price	88.88	78.00	109.02
Expected volatility	48.33%	39.00%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	72,42%	51,20%	51,20%
Expected performance factor	79.32%	53.08%	60.96%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	March 31, 2024			December 31, 2023
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at beginning of the period	5,194	-	-	5,816	-	-
Interest income	99	-	-	515	7	-
Changes on asset ceiling	(21)	-	-	(962)	(138)	-
Translation adjustment	15	-	-	(46)	2	-
Transfer	-	-	-	(129)	129	-
Balance at end of the period	5,287	-	-	5,194	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(23,333)	(2,924)	(5,566)	(21,870)	(5,413)	(5,565)
Fair value of assets	28,932	1,693	-	27,387	3,950	-
Effect of the asset ceiling	(5,287)	-	-	(5,194)	-	-
Assets (liabilities)	312	(1,231)	(5,566)	323	(1,463)	(5,565)

Current liabilities		(50)	(314)	-	(43)	(297)
Non-current assets (liabilities) (i)	312	(1,181)	(5,252)	323	(1,420)	(5,268)
Assets (liabilities)	312	(1,231)	(5,566)	323	(1,463)	(5,565)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

47

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

28. Equity

a) Share capital

As of March 31, 2024, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	March 31, 2024
Shareholders	Common shares	Golden shares	Total
Previ (i)	396,504,756	-	396,504,756
Mitsui&co (i)	286,347,055	-	286,347,055
Blackrock, Inc (ii)	289,063,618	-	289,063,618
Total shareholders with more than 5% of capital	971,915,429	-	971,915,429
Free floating	3,308,415,741	-	3,308,415,741
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,280,331,170	12	4,280,331,182
Shares in treasury	258,676,398	-	258,676,398
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Cancelation of treasury shares

During the three-month period ended March 31, 2023, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital. The effects were transferred in shareholders' equity as "Treasury shares used and cancelled", between the " Profit reserves" and "Treasury shares". There were no cancellations of shares during the three-month period ended March 31, 2024.

	Number of canceled shares	Carrying amount

Cancellation approved on March 2, 2023 (i)	239,881,683	21,397
Three-month period ended March 31, 2023	239,881,683	21,397

c)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Three-month period ended March 31,
	2024	2023	2024	2023
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	10,493,300	-	727	-
Acquired by wholly owned subsidiaries	9,137,714	-	630	-
	19,631,014	-	1,357	-

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	-	23,234,352		2,079
Acquired by wholly owned subsidiaries	-	21,304,219		2,037
	-	44,538,571	-	4,116
Shares buyback program	19,631,014	44,538,571	1,357	4,116

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

(ii) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, with a term of 18 months.

48

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 22, 2024, the Board of Directors has approved remuneration to shareholders in the total amount of R$11,722 (US$2,364 million). The total amount was approved as dividends, and it was fully paid in March 2024.

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration, and R$2,265 (US$437 million) as an additional remuneration. This remuneration was fully paid in March 2023.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Consolidated
	Three-month period ended March 31,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-
Aliança Geração de Energia S.A.	-	(134)	-	-	(134)	-
Pelletizing companies (i)	-	(380)	(44)	76	(301)	(73)
MRS Logística S.A.	-	(446)	-	-	(333)	-
Norte Energia S.A.	-	(76)	-	-	(142)	-
Other	45	(105)	(15)	25	(13)	(1)
	45	(1,141)	(59)	585	(923)	(74)
Associates
VLI	409	(28)	(3)	358	(34)	(3)
Other	-	(3)	15	-	(1)	1
	409	(31)	12	358	(35)	(2)
Shareholders
Cosan	1	(6)	-	-	-	-
Bradesco	-	-	(195)	-	-	375
Mitsui	304	-	-	234	-	-
	305	(6)	(195)	234	-	375

Total	759	(1,178)	(242)	1,177	(958)	299

49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Three-month period ended March 31,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	30,042	-	(745)	24,497	-	(2,008)
Other	52	(143)	(94)	58	(175)	(113)
	30,094	(143)	(839)	24,555	(175)	(2,121)
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-
Aliança Geração de Energia S.A.	-	(134)	-	-	(134)	-
Pelletizing companies (i)	-	(380)	(10)	76	(301)	(11)
MRS Logística S.A.	-	(446)	-	-	(333)	-
Norte Energia S.A.	-	(76)	-	-	(142)	-
Other	45	(105)	(15)	25	(13)	-
	45	(1,141)	(25)	585	(923)	(11)
Associates
VLI	409	(24)	(3)	358	(34)	(3)
Other	-	(1)	15	-	-	1
	409	(25)	12	358	(34)	(2)
Shareholders
Cosan	1	(6)	-	-	-	-
Bradesco	-	-	(196)	-	-	372
	1	(6)	(196)	-	-	372

Total	30,549	(1,315)	(1,048)	25,498	(1,132)	(1,762)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b) Outstanding balances with related parties

	Consolidated
	Assets
	March 31, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	-	-	130	-	-	130
MRS Logística S.A.	-	79	165	-	79	166
Other	-	21	106	-	18	210
	-	100	401	-	97	506
Associates
VLI	-	697	-	-	222	-
Other	-	3	12	-	-	7
	-	700	12	-	222	7
Shareholders
Cosan	-	-	-	-	4	-
Bradesco	1,254	-	1,332	852	-	1,516
Banco do Brasil	930	-	-	282	-	-
Mitsui	-	27	-	-	26	-
	2,184	27	1,332	1,134	30	1,516
Pension plan	-	85	-	-	79	-
Total	2,184	912	1,745	1,134	428	2,029

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

50

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Liabilities
	March 31, 2024		December 31, 2023
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	282	1,302	247	1,404
MRS Logística S.A.	73	-	232	-
Other	172	-	188	-
	527	1,302	667	1,404
Associates
VLI	20	876	6	286
Other	5	-	21	-
	25	876	27	286
Shareholders
Cosan	12	-	5	-
Bradesco	-	121	-	109
	12	121	5	109
Pension plan	59	-	66	-
Total	623	2,299	765	1,799

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent Company
	Assets
	March 31, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	-	23,240	-	-	34,073	-
Minerações Brasileiras Reunidas S.A.	-	-	652	-	-	652
Salobo Metais	-	1,242	2,266	-	1,211	2,266
Other	-	127	168	-	81	122
	-	24,609	3,086	-	35,365	3,040
Joint Ventures
Pelletizing companies (i)	-	-	130	-	-	130
MRS Logistica S.A.	-	79	31	-	79	31
Other	-	21	106	-	18	210
	-	100	267	-	97	371
Associates
VLI	-	697	-	-	222	-
Other	-	3	12	-	3	7
	-	700	12	-	225	7
Shareholders
Cosan	-	-	-	-	4	-
Bradesco	839	-	1,332	477	-	1,516
Banco do Brasil	745	-	-	115	-	-
	1,584	-	1,332	592	4	1,516
Pension Plan	-	85	-	-	79	-
Total	1,584	25,494	4,697	592	35,770	4,934

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

51

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Liabilities
	March 31, 2024			December 31, 2023
	Supplier and contractors	Pre-Export Payments	Financial instruments and other liabilities	Supplier and contractors	Pre-Export Payments	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	-	60,965	4,836	-	64,820	4,695
Salobo	9	-	136	9		136
Other	123	-	3,833	152	-	3,851
	132	60,965	8,805	161	64,820	8,682
Joint Ventures
Pelletizing companies (i)	282	-	-	247	-	-
MRS Logística S.A.	73	-	-	232	-	-
Other	134	-	-	146	-	-
	489	-	-	625	-	-
Associates
VLI	18	-	876	5	-	286
Other	5	-	-	17	-	-
	23	-	876	22	-	286
Shareholders
Cosan	12	-	-	4	-	-
Bradesco	-	-	121	-	-	109
	12	-	121	4	-	109
Pension plan	51	-	-	61	-	-
Total	707	60,965	9,802	873	64,820	9,077

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c)       Key management personnel compensation

During the three-month period ended March 31, 2024, the compensation of the Company’s key management personnel was R$55 (US$11 million) (2023: R$51 (US$10 million)).

52

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 24, 2024		Director of Investor Relations